Exhibit 99.1

CONSENT OF NATIONAL CAPITAL, L.L.C.

We hereby consent to the use of our name and to the description of our opinion, dated July 23, 2014, under the captions “Opinion of AGFC’s Financial Advisors” in, and to the inclusion of our opinion letter as Appendix B, to the Proxy Statement/Prospectus of American Gateway Financial Corporation, which Proxy Statement/Prospectus forms a part of the Registration Statement on Form S-4 of Business First Bancshares, Inc. By giving such consent, we do not thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “expert” as used in, or that we come within the category of persons whose consent is required under, the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

National Capital, L.L.C.

/s/ T. Jefferson Fair
Baton Rouge, Louisiana
November 12, 2014